UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-35530	Commission file number: 000-56730

BROOKFIELD RENEWABLE PARTNERS L.P. (Exact name of Registrant as specified in its charter)	BROOKFIELD RENEWABLE CORPORATION (Exact name of Registrant as specified in its charter)

73 Front Street, 5th Floor Hamilton, HM 12 Bermuda (Address of principal executive office)	250 Vesey Street, 15th Floor New York, New York 10281 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Exhibit 99.1 included in this Report on Form 6-K is incorporated by reference into Brookfield Renewable Corporation and Brookfield Renewable Partners L.P.’s registration statement on Form F-3 filed with the Securities and Exchange Commission (File Nos. 333-278523 and 333-278523-01) except for the management quotations appearing in the fourth and fifth paragraphs of Exhibit 99.1 and the sections underneath the titles “Conference Call and Quarterly Earnings Details” and “Brookfield Renewable”, and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT LIST

Exhibit	Title

99.1	Press Release dated January 30, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD RENEWABLE PARTNERS L.P.
by its general partner, BROOKFIELD RENEWABLE PARTNERS LIMITED

Date: January 30, 2026	By: /s/ James Bodi
Name: James Bodi
Title: President

BROOKFIELD RENEWABLE CORPORATION

Date: January 30, 2026	By: /s/ Jennifer Mazin
Name: Jennifer Mazin
Title: Co-President, General Counsel and Corporate Secretary